                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the Quarter Ended June 30, 2004


                         Commission File Number 1-14840


                                 AMDOCS LIMITED


                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands


                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
           -----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 FORM 20-F /X/                    FORM 40-F /_/


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       YES /_/                     NO /X/

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 2004

                                      INDEX

PART I  FINANCIAL INFORMATION

           Item 1.  Financial Statements

                    Unaudited Consolidated Financial Statements

                       Consolidated Balance Sheets

                       Consolidated Statements of Income

                       Consolidated Statement of Changes in Shareholders' Equity

                       Consolidated Statements of Cash Flows

                       Notes to Unaudited Consolidated Financial Statements

           Item 2.  Operating and Financial Review and Prospects


PART II  OTHER INFORMATION


           Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

           Item 2.   Reports on Form 6-K


SIGNATURES

     PART I   FINANCIAL INFORMATION

     Item 1.  Financial Statements
                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                             As of
                                                                                                   --------------------------
                                                                                                     June 30,    September 30,
                                                                                                       2004           2003
                                                                                                   -----------    -----------
                                                                                                   (Unaudited)
ASSETS
Current assets:
   Cash and cash equivalents                                                                       $   492,446    $   847,600
   Short-term interest-bearing investments                                                             735,779        443,292
   Accounts receivable, net                                                                            270,560        198,274
   Deferred income taxes and taxes receivable                                                           68,180         60,868
   Prepaid expenses and other current assets                                                            66,769         85,902
                                                                                                   -----------    -----------
         Total current assets                                                                        1,633,734      1,635,936

Equipment, vehicles and leasehold improvements, net                                                    174,801        203,467
Deferred income taxes                                                                                  108,033        105,943
Goodwill                                                                                               803,606        797,134
Intangible assets, net                                                                                  52,653         58,841
Other noncurrent assets                                                                                125,145         76,196
                                                                                                   -----------    -----------
         Total assets                                                                              $ 2,897,972    $ 2,877,517
                                                                                                   ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                                $    93,540    $   101,116
   Accrued expenses and other current liabilities                                                      141,044        123,223
   Accrued personnel costs                                                                             126,959        106,857
   2% convertible notes                                                                                     --        400,454
   Financing arrangements                                                                                2,076          2,179
   Deferred revenue                                                                                    230,952        174,616
   Short-term portion of capital lease obligations                                                      19,863         27,140
   Deferred income taxes and taxes payable                                                             161,376        133,002
                                                                                                   -----------    -----------
         Total current liabilities                                                                     775,810      1,068,587

Deferred income taxes                                                                                   37,424         44,835
0.50% convertible notes                                                                                450,000             --
Noncurrent liabilities and other                                                                       151,777        172,495
                                                                                                   -----------    -----------
         Total liabilities                                                                           1,415,011      1,285,917
                                                                                                   -----------    -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares;(pound)0.01 par value; 0 shares
     issued and outstanding                                                                                 --             --
   Ordinary Shares - Authorized 550,000 shares;(pound)0.01 par value; 224,854 and
     223,790 issued and 206,135 and 216,058 outstanding, respectively                                    3,599          3,580
   Additional paid-in capital                                                                        1,836,743      1,820,956
   Treasury stock, at cost - 18,719 and 7,732 Ordinary Shares, respectively                           (402,360)      (109,281)
   Accumulated other comprehensive (loss) income                                                          (358)         3,715
   Unearned compensation                                                                                  (571)            --
   Retained earnings (accumulated deficit)                                                              45,908       (127,370)
                                                                                                   -----------    -----------
         Total shareholders' equity                                                                  1,482,961      1,591,600
                                                                                                   -----------    -----------
         Total liabilities and shareholders' equity                                                $ 2,897,972    $ 2,877,517
                                                                                                   ===========    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (in thousands, except per share data)


                                               Three months ended        Nine months ended
                                                    June 30,                 June 30,
                                            -----------------------   -----------------------
                                                2004         2003         2004         2003
                                            ----------   ----------   ----------   ----------
Revenue:
  License (*)                               $   17,298   $   11,491   $   52,026   $   51,176
  Service (*)                                  432,926      365,677    1,269,251    1,020,392
                                            ----------   ----------   ----------   ----------
                                               450,224      377,168    1,321,277    1,071,568
                                            ----------   ----------   ----------   ----------
Operating expenses:
  Cost of license                                1,448        1,455        3,807        4,137
  Cost of service                              283,109      230,323      833,470      646,389
  Research and development                      31,665       29,941       92,247       88,888
  Selling, general and administrative           52,745       50,943      159,078      153,644
  Amortization of purchased intangible           4,558        4,524       13,423       14,303
     assets
  Restructuring charges                           --           --           --          9,956
                                            ----------   ----------   ----------   ----------
                                               373,525      317,186    1,102,025      917,317
                                            ----------   ----------   ----------   ----------

Operating income                                76,699       59,982      219,252      154,251

Interest income and other, net (*)                 121        3,269        2,899       12,432
                                            ----------   ----------   ----------   ----------
Income before income taxes                      76,820       63,251      222,151      166,683
Income taxes                                    16,900       15,813       48,873       41,671
                                            ----------   ----------   ----------   ----------
Net income                                  $   59,920   $   47,438   $  173,278   $  125,012
                                            ==========   ==========   ==========   ==========

Basic earnings per share                    $     0.29   $     0.22   $     0.82   $     0.58
                                            ==========   ==========   ==========   ==========

Diluted earnings per share                  $     0.28   $     0.21   $     0.80   $     0.57
                                            ==========   ==========   ==========   ==========

Basic weighted average number of shares
   outstanding                                 206,093      215,938      210,409      215,786
                                            ==========   ==========   ==========   ==========

Diluted weighted average number of shares
   outstanding                                 211,801      220,792      216,186      218,953
                                            ==========   ==========   ==========   ==========

     (*) See Note 4.


   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)


                                      Ordinary Shares        Additional                       Accumulated Other
                                   ---------------------      Paid-in         Treasury          Comprehensive
                                    Shares       Amount       Capital          Stock            (Loss) Income
                                   --------    ---------    -----------    -------------    --------------------

Balance as of September
   30, 2003                        216,058       $ 3,580    $ 1,820,956    $ (109,281)           $  3,715
Comprehensive income:
  Net income                          --            --             --            --                  --
  Unrealized loss on
     foreign currency
     hedging contracts,
     net of $(991) tax                --            --             --            --                (2,846)
  Unrealized loss on cash
     equivalents and
     short-term
     interest-bearing
     investments, net of
     $(348) tax                       --            --             --            --                (1,227)

  Comprehensive income


Issuance of ordinary                   561          --              747        14,392                --
   shares related to
   acquisition, net
Employee stock options
   exercised                         1,064            19         11,345          --                  --
Tax benefit of stock
   options exercised                  --            --            2,738          --                  --
Repurchase of ordinary
   shares                          (11,548)         --             --        (307,471)               --
Expense related to vesting
   of stock options                   --            --                6          --                  --
Stock options granted                 --            --              951          --                  --
Amortization of unearned
   compensation                       --            --             --            --                  --
                                   -------       -------    -----------    ----------           ---------
Balance as of June 30, 2004        206,135       $ 3,599    $ 1,836,743    $ (402,360)          $    (358)
                                   =======       =======    ===========    ==========           =========


                                                    Retained
                                                    Earnings
                                  Unearned        (Accumulated      Accumulated
                                 Compensation        Deficit)         Equity
                               ---------------   ---------------   ---------------
Balance as of September
   30, 2003                      $      --       $  (127,370)       $ 1,591,600
Comprehensive income:
  Net income                            --           173,278            173,278
  Unrealized loss on
     foreign currency
     hedging contracts,
     net of $(991) tax                  --              --               (2,846)
  Unrealized loss on cash
     equivalents and
     short-term
     interest-bearing
     investments, net of
     $(348) tax                         --              --               (1,227)
                                                                    -----------
  Comprehensive income                                                  169,205
                                                                    -----------
Issuance of ordinary                    --              --               15,139
   shares related to
   acquisition, net
Employee stock options
   exercised                            --              --               11,364
Tax benefit of stock
   options exercised                    --              --                2,738
Repurchase of ordinary
   shares                               --              --             (307,471)
Expense related to vesting
   of stock options                     --              --                    6
Stock options granted                   (951)           --                 --
Amortization of unearned
   compensation                          380            --                  380
                                 -----------     -----------        -----------
Balance as of June 30, 2004      $      (571)    $    45,908        $ 1,482,961
                                 ===========     ===========        ===========

As of June 30, 2004 and September 30, 2003, accumulated other comprehensive
(loss) income is comprised of unrealized gain on derivatives, net of tax, of $837 and $3,683, respectively, and unrealized (loss) gain on cash equivalents and short-term interest-bearing investments, net of tax, of $(1,195) and $32, respectively.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                          Nine months ended June 30,
                                                          --------------------------
                                                              2004           2003
                                                          -----------    -----------
Cash Flow from Operating Activities:
Net income                                                $   173,278    $   125,012
Reconciliation of net income to net cash provided by
   operating activities:
   Depreciation and amortization                               76,944         69,973
   (Gain) loss on sale of equipment                              (444)           427
   Gain on repurchase of 2% convertible notes                     (13)          --
   Deferred income taxes                                       (8,093)        10,556
   Tax benefit of stock options exercised                       2,738            221
   Realized  loss from short-term interest-bearing
     investments                                                1,039            199
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                        (69,503)        32,365
   Prepaid expenses and other current assets                   14,879        (12,597)
   Other noncurrent assets                                    (41,941)       (18,795)
   Accounts payable and accrued expenses                       32,947         20,436
   Deferred revenue                                            54,543         47,889
   Income taxes payable                                        27,735          5,411
   Noncurrent liabilities and other                            (6,442)         2,920
                                                          -----------    -----------
Net cash provided by operating activities                     257,667        284,017
                                                          -----------    -----------

Cash Flow from Investing Activities:
Proceeds from sale of equipment, vehicles and leasehold
   improvements                                                 1,841          1,710
Payments for purchase of equipment, vehicles, leasehold
   improvements and other                                     (33,532)       (47,192)
Proceeds from sale of short-term interest-bearing
   investments                                                863,304        631,845
Purchase of short-term interest-bearing investments        (1,158,407)      (637,148)
(Cash paid for) reimbursement of cash in acquisition          (10,567)        11,111
                                                          -----------    -----------
Net cash used in investing activities                        (337,361)       (39,674)
                                                          -----------    -----------

Cash Flow from Financing Activities:
Proceeds from employee stock options exercised                 11,364          2,024
Net proceeds from issue of long-term 0.50% convertible
   notes                                                      441,736           --
Repurchase of ordinary shares                                (307,471)          --
Redemption of 2% convertible notes                           (395,110)          --
Repurchase of 2% convertible notes                             (4,987)          --
Borrowings under financing arrangements                           910           --
Principal payments under financing arrangements                (1,651)          --
Principal payments on capital lease obligations               (20,251)        (7,714)
                                                          -----------    -----------
Net cash used in financing activities                        (275,460)        (5,690)
                                                          -----------    -----------

Net (decrease) increase in cash and cash equivalents         (355,154)       238,653
Cash and cash equivalents at beginning of period              847,600        466,655
                                                          -----------    -----------
Cash and cash equivalents at end of period                $   492,446    $   705,308
                                                          ===========    ===========

Supplementary Cash Flow Information
Cash paid for:
   Income taxes, net of refunds                           $    22,734    $    25,611
   Interest                                                     9,733          9,323

 Non-Cash Investing and Financing Activities

In the nine months ended June 30, 2004, the Company issued 561 ordinary shares in connection with the acquisition of XACCT (as defined below). See Note 10.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1.   Basis of Presentation

         Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing integrated customer management systems and related services primarily for the communications industry. The Company designs, develops, markets, implements, supports and operates information systems solutions, including Managed Services, primarily for leading communications companies throughout the world.

         The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

         The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

         The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2003, set forth in the Company's Annual Report on Form 20-F filed on December 24, 2003 with the Securities and Exchange Commission.

         Reclassification

         Certain prior year amounts have been reclassified to conform to the current year presentation.

2.       Significant Accounting Policy

         Accounting for Stock-Based Compensation

         The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. Employee stock-based compensation cost of $354 and $380 is reflected in net income for the three months and nine months ended June 30, 2004, respectively. No employee stock-based compensation cost was reflected in net income for the three months and nine months ended June 30, 2003.

         As presented below, the Company determined net income and earnings per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of Financial Accounting Standards Board Statement No. 123", had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


     in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

         The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                                                       Three months ended                 Nine months ended
                                                            June 30,                          June 30,
                                                --------------------------------- ----------------------------------
                                                     2004             2003             2004              2003
                                                ---------------  ---------------- ----------------  ----------------


       Risk-free interest rate                          3.10%            2.56%            2.14%             2.70%
       Expected life of options                         3.00             2.98             3.00              2.93
       Expected annual volatility                       44.1%            51.1%            44.3%             57.0%
       Expected dividend yield                          None             None             None              None

       Fair value per option                      $     11.2      $      7.01       $     10.4       $      5.02

         The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the three months and nine months ended June 30, 2004 and 2003:

                                                        Three months ended                 Nine months ended
                                                             June 30,                          June 30,
                                                  -------------------------------   --------------------------------
                                                      2004             2003             2004              2003
                                                  -------------    --------------   --------------    --------------

       Net income, as reported                    $    59,920      $     47,438     $    173,278      $    125,012
       Add: Stock-based employee
             compensation expense included
             in net income, net of related
             tax effects                                  276                 4              301                23
       Less: Total stock-based employee
             compensation expense
             determined under fair value
             method for all awards, net of
             related tax effects                       (7,131)          (17,182)         (26,335)          (47,189)
                                                  -----------      ------------     ------------      ------------
       Pro forma net income                       $    53,065      $     30,260     $    147,244      $     77,846
                                                  ===========      ============     ============      ============
       Basic earnings per share:
           As reported                            $      0.29      $       0.22     $       0.82      $       0.58
                                                  ===========      ============     ============      ============
           Pro forma                              $      0.26      $       0.14     $       0.70      $       0.36
                                                  ===========      ============     ============      ============
       Diluted earnings per share:
           As reported                            $      0.28      $       0.21     $       0.80      $       0.57
                                                  ===========      ============     ============      ============
           Pro forma                              $      0.25      $       0.14     $       0.68      $       0.36
                                                  ===========      ============     ============      ============

         The pro forma results for the three months and nine months ended June 30, 2003 have been revised due to a correction of the stock based employee compensation expense amounts for such periods. These corrections resulted in a decrease in pro forma net income of $15,499 and $32,552 in the three months and nine months ended June 30, 2003, respectively, and a decrease in pro forma diluted earnings per share of $0.07 and $0.15 in the three months and nine months ended June 30, 2003, respectively. The correction for fiscal 2003 resulted in a decrease in pro forma net income of $33,732 and a decrease in pro forma diluted earnings per share of $0.15. The Company has analyzed the impact of the correction only for the aforementioned periods.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


3.       New Accounting Standards

         Variable Interest Entities

         In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities", which was further revised in December 2003. FIN No. 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN No. 46 currently has no effect on the Company's consolidated financial position and results of operations.

4.       Related Party Transactions

         The Company had licensed software and provided computer systems integration and related services to Certen Inc. ("Certen") prior to the acquisition of the remaining 90% of Certen by the Company on July 2, 2003 (see Note 10). As a result of the acquisition of the remaining 90% of Certen by the Company, commencing on the acquisition date, the fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of income. Certen is now a wholly owned subsidiary of the Company, and Certen ceased to be a related party as of July 2, 2003, according to SFAS No. 57, "Related Party Disclosures".

         The following related party revenue is included in the statements of income for the three months and nine months ended June 30, 2003:

                                              Three months        Nine months
                                                 ended               ended
                                                June 30,            June 30,
                                             --------------    -----------------
                                                  2003                2003
                                             --------------    -----------------
       Revenue:
            License                          $        583      $      3,827
            Service                                32,374            84,122


         The following related party expense is included in the statements of income for the three months and nine months ended June 30, 2003:

                                              Three months        Nine months
                                                ended               ended
                                                June 30,            June 30,
                                             ---------------    ----------------
                                                  2003               2003
                                             ---------------    ----------------
       Interest income and other, net (1)    $        564       $     1,662

(1) Represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen. Absent hedging, these amounts would be $4,733 and $9,344 for the three and nine months ended June 30, 2003, respectively.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

5.  Accounts Receivable, Net

         Accounts receivable, net consists of the following:


                                                           As of
                                              ---------------------------------
                                                 June 30,         September 30,
                                                   2004               2003
                                              -------------       -------------

          Accounts receivable -billed         $     269,660       $     200,220
          Accounts receivable -unbilled              16,086              16,072
          Less - allowances                         (15,186)            (18,018)
                                              -------------       -------------
          Accounts receivable, net            $     270,560       $     198,274
                                              =============       =============


6.  Comprehensive Income

         Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

         The following table sets forth the reconciliation from net income to comprehensive income for the following periods:


                                                        Three months ended                 Nine months ended
                                                             June 30,                          June 30,
                                                  -----------------------------     ------------------------------
                                                      2004             2003             2004              2003
                                                  -----------      ------------     ------------      ------------
       Net income                                 $    59,920      $     47,438     $    173,278      $    125,012
       Other comprehensive income (loss):
           Unrealized income (loss) on
            foreign currency hedging
            contracts, net of tax                       2,716             6,151           (2,846)           15,285
          Unrealized loss on short-term
            interest-bearing investments,
            net of tax                                 (1,687)             (882)          (1,227)           (1,931)
                                                  -----------      ------------     ------------      ------------
       Comprehensive income                       $    60,949      $     52,707     $    169,205      $    138,366
                                                  ===========      ============     ============      ============

7.  Income Taxes

         The provision for income taxes for the following periods consisted of:

                                                        Three months ended                  Nine months ended
                                                             June 30,                           June 30,
                                                  ------------------------------     ------------------------------
                                                      2004              2003             2004             2003
                                                  -----------      -------------     -------------    -------------
       Current                                    $    32,755      $      10,571     $     56,966      $     31,115
       Deferred                                       (15,855)             5,242          (8,093)            10,556
                                                  -----------      -------------     ------------      ------------
                                                  $    16,900      $      15,813     $     48,873      $     41,671
                                                  ===========      =============     ============      ============

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


         The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                         Three months ended                  Nine months ended
                                                              June 30,                            June 30,
                                                  -------------------------------      -------------------------------
                                                       2004              2003              2004              2003
                                                  -------------      ------------      ------------       ------------

       Statutory Guernsey tax rate                         20%               20%                20%               20%
       Guernsey tax-exempt status                         (20)              (20)               (20)              (20)
       Foreign taxes                                       22                25                 22                25
                                                    ----------       -----------         ----------         ---------
       Effective income tax rate                           22%               25%                22%               25%
                                                    ==========       ===========         ==========         =========

        As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2004 is expected to approximate 22%.

8.  Earnings Per Share

       The following table sets forth the computation of basic and diluted earnings per share:

                                                          Three months ended                  Nine months ended
                                                               June 30,                            June 30,
                                                   ---------------------------------    -----------------------------
                                                        2004               2003             2004              2003
                                                   -------------       -------------    -----------       -----------

       Numerator:
          Net income                               $   59,920          $   47,438       $   173,278       $  125,012
                                                   ===========         ==========       ===========       ==========

       Denominator:

         Denominator for basic earnings per
         share-
           weighted average number of shares
         outstanding (1)                               206,093            215,938           210,409          215,786

         Effect of dilutive stock options
         granted                                         5,708              4,854             5,777            3,167
                                                   -----------          ---------        ----------        ---------
         Denominator for diluted earnings per
         share -
           adjusted weighted average shares and
           assumed conversions (1)                     211,801            220,792           216,186          218,953
                                                   ===========         ==========       ===========       ==========

         Basic earnings per share                  $      0.29         $     0.22       $      0.82      $      0.58
                                                   ===========         ==========       ===========      ===========

         Diluted earnings per share                $      0.28         $     0.21       $      0.80      $      0.57
                                                   ===========         ==========       ===========      ===========

        (1) The weighted average number of shares outstanding during the three months and nine months ended June 30, 2003 includes exchangeable shares held by shareholders of Amdocs Canada, Inc. (formerly
            Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which were exchangeable for the Company's ordinary shares on a one-for-one basis. As of August 2003, none of the exchangeable shares remained outstanding.

         The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May 2001 (the "2% Notes") on diluted earnings per share was anti-dilutive for the three months and nine months ended June 30, 2004 and 2003, and, therefore, was not included in the above calculation. The effect of the 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") issued by the Company in March 2004 on diluted earnings per share was not included in the above calculation due to the conditions on their conversion (see
     Note 11). The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


9.   Repurchase of Securities

         Ordinary Shares

         On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to 5,000 ordinary shares during fiscal 2004. The authorization permits the Company to purchase ordinary shares in the open market or in privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. During the three months ended December 31, 2003 the Company repurchased 4,990 ordinary shares under this repurchase program, for an aggregate purchase price of $123,993. No share repurchases under this program were made in the six months ended June 30, 2004.

         In connection with the Company's acquisition of XACCT Technologies Ltd. (see Note 10), the Company's board of directors approved the repurchase of ordinary shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased 484 ordinary shares in February 2004 for an aggregate purchase price of $13,417.

         In connection with the Company's issuance of the 0.50% Notes (see Note
     11), the board of directors approved the repurchase of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the ordinary shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,074 ordinary shares for an aggregate purchase price of $170,061, out of the 10,436 ordinary shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount.

         On July 28, 2004 the Company announced that its board of directors had extended the Company's share repurchase program by authorizing the repurchase of up to $100,000 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices considered appropriate by the Company. As of August 10, 2004, the Company had repurchased 2,219 ordinary shares under this repurchase program, for an aggregate purchase price of $46,811.

         Convertible Notes

         In July 2002, the board of directors authorized the Company to repurchase its outstanding 2% Notes, in such amounts, at such prices and at such times considered appropriate by the Company. During the three months ended December 31, 2003, the Company repurchased $5,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $4,987. During fiscal 2003 and 2002, the Company repurchased $99,546 aggregate principal amount of the 2% Notes for an aggregate purchase price of $93,087.

         On June 1, 2004, the Company completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require the Company to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, the Company had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. The Company elected to pay for the notes solely with cash. The Company accepted for payment $395,110 principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered $344 principal amount of 2% Notes will remain as obligations of the Company, due June 1, 2008, in accordance with

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

     their terms, and are included in "Noncurrent liabilities and other" in the accompanying consolidated balance sheet as of June 30, 2004.

     10. ACQUISITIONS

         CERTEN INC.

         On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen (renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $3,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, the Company owned 10% of Certen. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded the Company's Managed Services offerings and positioned it as a major provider of Managed Services to the communications industry, and was its next logical step in the evolution of its relationship with Bell. In addition, as a result of this acquisition, the Company continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. Following the acquisition, Certen continued to provide Managed Services to Bell as it did prior to the acquisition, and the wholly owned subsidiary contributes a positive cash flow to the Company. The acquisition did not affect the Company's liquidity position. The fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations have been included in the Company's consolidated statements of income, commencing on July 2, 2003.

         The following is the revised allocation of the purchase price and deferred tax liability:

           Purchase price                                                                $    65,887
              Estimated transaction costs                                                      2,925
                                                                                         -----------
              Total purchase price                                                            68,812
              Write-off of deferred revenue and allowance on Amdocs books, net of
                tax                                                                          (33,666)
                                                                                         -----------
              Net amount for purchase price allocation                                   $    35,146
                                                                                         ===========

           Allocation of purchase price:
              90% tangible assets acquired, net of capitalized Amdocs system on
                Certen's books                                                           $    80,929
              90% liabilities assumed                                                       (241,460)
                                                                                         -----------
              Net liabilities acquired                                                      (160,531)

              Customer arrangement                                                            36,385
              Adjustment to fair value of pension and other post-employment benefit
                liabilities                                                                  (12,605)
              EITF 95-3 and other liabilities                                                 (2,857)
              Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax
                bases                                                                         73,673
                                                                                         -----------
              Net fair value of liabilities acquired                                         (65,935)
              Goodwill                                                                       101,081
                                                                                         -----------
                                                                                         $    35,146
                                                                                         ===========

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


         The following table sets forth the unaudited pro forma revenue, operating income, net income and earnings per share figures for the three months and nine months ended June 30, 2003, as if Certen had been acquired as of October 1, 2001:

                                                  THREE MONTHS   NINE MONTHS
                                                      ENDED         ENDED
                                                  ------------   -----------
                                                         JUNE 30, 2003
                                                  --------------------------
         Revenue                                  $ 432,383      $ 1,210,198
         Operating income                            51,727          129,381
         Net income                                  40,883          104,107
         Basic earnings per share                      0.19             0.48
         Diluted earnings per share                    0.19             0.48

         XACCT TECHNOLOGIES LIMITED

         On February 19, 2004, the Company acquired XACCT Technologies Ltd. ("XACCT"), a privately-held provider of mediation software to communications service providers. The Company acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's ordinary shares. In addition, the Company had related transaction costs of approximately $750. This acquisition further expands the scope of the Company's billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, the Company achieves the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. The Company repurchased 484 ordinary shares in February 2004 to offset the dilutive effect of shares issued in the acquisition. The fair market value of XACCT's assets and liabilities has been included in the Company's balance sheet and the results of XACCT's operations have been included in the Company's consolidated statements of income, commencing on February 19, 2004.

         The following is the revised preliminary allocation of the purchase price and deferred tax assets:


           Net assets acquired                                   $   551
           Technology                                              9,209
           Customer arrangements                                   1,064
           Deferred tax assets                                     8,164
           Goodwill                                               10,187
                                                                 -------
                                                                 $29,175
                                                                 =======

         Pro forma information on the Company's consolidated results of operations for the nine months and three months ended June 30, 2004 and 2003 to reflect the XACCT acquisition is not presented, as its results of operations during such periods are not material to the Company's consolidated results of operations.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


11.  0.50% Convertible Senior Notes Due 2024

         In March 2004, the Company issued $450,000 aggregate principal amount of 0.50% Notes. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company's ordinary shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12, or $56.06);
     (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company's ordinary shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company's ordinary shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption, or (v) upon the occurrence of specified corporate events. The 0.50% Notes are subject to redemption at any time on or after March 20, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, on such redemption date. The 0.50% Notes are subject to repurchase, at the holders' option, on March 15, 2009, 2014 and 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

12.  Operational Efficiency and Cost Reduction Programs

         Fiscal Year Ended September 30, 2003

         In the first quarter of fiscal 2003, the Company implemented a series of measures designed to reduce costs and improve productivity, with targeted quarterly savings of approximately $8,000. As part of this plan, the Company reduced its workforce by approximately 400 employees, representing approximately 4% of the Company's worldwide workforce of 9,000 full-time employees, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

         The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $5,816 of the total charge was paid in cash as of June 30, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through June 2008.

         Details of $9,956 Restructuring Charge:

         The Company recorded a charge of $4,011 related to employee separation costs in connection with the termination of employment of software information technology specialists and administrative professionals from various locations around the world. The Company recorded a charge of $4,022 related to facilities, representing rent obligations relating to vacated facilities in Raanana, Israel and St. Louis,

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

     Missouri. The Company also recorded a provision of $1,829 for asset write-offs, principally for leasehold improvements in Raanana, Israel and St. Louis, Missouri that were abandoned.

         The first quarter of fiscal 2003 restructuring charge is comprised of the following as of June 30, 2004:

                                          EMPLOYEE
                                        SEPARATION                       ASSET
                                            COSTS      FACILITIES     WRITE-OFFS      OTHER       TOTAL
                                        ----------    -----------    -----------    --------    --------
       Balance as of October 1,
          2002                          $      --     $     --       $     --       $     --    $     --
       Charges                              4,011        4,022          1,829             94       9,956
       Cash payments                       (3,890)        (467)            --            (94)     (4,451)
       Non cash                                --           --         (1,829)            --      (1,829)
       Adjustments                             38         (453)            --             --        (415)
                                        ---------     --------       --------       --------    --------
       Balance as of September 30,
          2003                                159        3,102             --             --       3,261
       Cash payments                         (167)      (1,198)            --             --      (1,365)
       Adjustments                              8           --             --             --           8
                                        ---------     --------       --------       --------    --------
       Balance as of June 30, 2004      $      --     $  1,904       $     --       $     --    $  1,904
                                        =========     ========       ========       ========    ========

         The financial savings of these actions, of approximately $8,000 quarterly commencing in the second quarter of 2003, is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, new Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

         Fiscal Year Ended September 30, 2002

         In the fourth quarter of fiscal 2002, the Company implemented a cost reduction program targeted to reduce costs by approximately $30,000 quarterly in response to a decline of the forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts than expected, as well as from smaller than expected initial spending commitments and reduced discretionary spending under contracts with some customers.

         The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $16,957 of the total charge was paid in cash as of June 30, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through April 2012.

         Details of $20,919 Restructuring Charge:

         The Company recorded a charge of $11,353 related to employee separation costs in connection with the termination of employment of approximately 1,000 employees, representing approximately 10% of the Company's worldwide workforce of 9,900 full-time employees. The actual number of employees terminated approximated original estimates. There was not a single group of employees or business function that was solely impacted by these measures; instead it impacted information technology specialists and administration professionals across a broad range of functions according to the areas with reduced activities. The Company recorded a charge of $7,880 related to facilities, representing rent obligations relating to vacated facilities in various locations in Canada, Israel and the United States.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


     The Company also recorded a provision of $1,584 for asset write-offs, principally for leasehold improvements in Canada, Israel and the United States that were abandoned.

         The fourth quarter of fiscal 2002 restructuring charge is comprised of the following as of June 30, 2004:

                                          Employee
                                         Separation                          Asset
                                           Costs          Facilities        Write-offs        Other            Total
                                        -------------    -------------    -------------    -------------    -------------
       Balance as of October 1,
          2001                          $       -        $       -        $       -        $       -        $       -
       Charges                             11,353            7,880            1,584              102           20,919
       Cash payments                       (8,053)            (456)               -              (57)          (8,566)
       Non cash                                 -                -           (1,584)               -           (1,584)
                                        -------------    -------------    -------------    -------------    -------------
       Balance as of September 30,
          2002                              3,300            7,424                -               45           10,769
       Cash payments                       (3,240)          (4,082)               -              (45)          (7,367)
       Adjustments                             22             (148)               -                -             (126)
                                        -------------    -------------    -------------    -------------    -------------
       Balance as of September 30,
          2003                                 82            3,194                -                -            3,276
       Cash payments                            -           (1,024)               -                -           (1,024)
       Adjustments                            (82)              43                -                -              (39)
                                        -------------    -------------    -------------    -------------    -------------
       Balance as of June 30, 2004       $      -         $  2,213         $      -         $      -         $  2,213
                                        =============    =============    =============    =============    =============


         The financial savings of these actions of approximately $30,000 quarterly commencing in the first quarter of fiscal 2003, is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

         In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and closed the Stamford facility.

         The restructuring charge associated with this action and recorded in the first quarter of fiscal 2002 was $13,311. Approximately $6,789 of the total charge was paid in cash as of June 30, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through August 2008.

         Details of $13,311 Restructuring charge:

         Approximately $6,255 of the total restructuring charge related to facilities and represented rent obligations outstanding for the Stamford site. Approximately $4,126 of the total restructuring charge related to the write-off of leasehold improvements at the Stamford site that were abandoned. The Company also recorded a provision of $2,530 related to employee separation costs in connection with the termination of employment of 166 employees.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


         The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of June 30, 2004:

                                         Employee
                                        Separation                          Asset
                                          Costs          Facilities       Write-offs         Other             Total
                                        ----------       ----------      -----------        ---------        ---------
       Balance as of October 1,
          2001                           $      -         $      -         $      -         $      -         $      -
       Charges                              2,530            6,255            4,126              400           13,311
       Cash payments                       (2,473)          (2,592)               -               (5)          (5,070)
       Non cash                                 -                -           (4,126)               -           (4,126)
                                         --------         --------         --------         --------         --------
       Balance as of September 30,
          2002                                 57            3,663                -              395            4,115
       Cash payments                            -             (785)               -             (141)            (926)
       Adjustments                            (57)            (168)               -             (254)            (479)
                                         --------         --------         --------         --------         --------
       Balance as of September 30,
          2003                                  -            2,710                -                -            2,710
       Cash payments                            -             (793)               -                -             (793)
                                         --------         --------         --------         --------         --------
       Balance as of June 30, 2004       $      -         $  1,917         $      -         $      -         $  1,917
                                         ========         ========         ========         ========         ========


          The operating costs related to the Stamford site that were eliminated were approximately $8,500 in its last quarter of activity.

13.  Employee Benefits

         FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", requires additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans.

         As a result of the Company's acquisition of Certen (see Note 10) on July 2, 2003, the Company now maintains several non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for Certen employees based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a trust established by Bell.

         The net periodic benefit cost under these plans for the three months and nine months ended June 30, 2004, was as follows:

                                               Three months ended                    Nine months ended
                                                 June 30, 2004                         June 30, 2004
                                        ------------------------------        -----------------------------
                                          Pension             Other             Pension            Other
                                          Benefits           Benefits           Benefits          Benefits
                                        -----------        -----------        -----------       -----------
     Service costs                      $       515        $        94        $     1,488       $       271
     Interest on benefit obligations            673                 97              1,943               279
     Expected return on plan assets            (575)                 -             (1,661)                -
                                        -----------        -----------        -----------       -----------
                                        $       613        $       191        $     1,770       $       550
                                        ===========        ===========        ===========       ===========

         For the three and nine months ended June 30, 2004, no contributions were made by the Company, although the Company expects that contributions for the fiscal year ending September 30, 2004 will approximate the net periodic benefit cost.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


14.  Contingencies

         Legal Proceedings

         On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that the Company and the individual defendants had made false or misleading statements about the Company's business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 29, 2003 the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003.

         The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

         Securities and Exchange Commission Investigation

         The Company has been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

         Guarantor's Accounting and Disclosure Requirements for Guarantees

         The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of June 30, 2004 and September 30, 2003, the maximum potential amount of the Company's future exposure under this guarantee as determined in accordance with Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was $4,717.

         The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2004 and 2003.

         The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

Item 2.  Operating and Financial Review and Prospects

Forward Looking Statements

     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this section that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in the Form 20-F for fiscal 2003 that we have filed with the United States Securities and Exchange Commission ("SEC").

Introduction

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

    -    the factors that affect our business,

    - our revenue and costs for the nine months and three months ended June 30, 2004 and 2003,

    - the reasons why such revenue and costs were different from period to period,

    -    the sources of our revenue,

    -    how all of this affects our overall financial condition,

    - our expenditures for the nine months and three months ended June 30, 2004 and 2003, and

    - the sources of our cash to pay for future capital expenditures and possible acquisitions.

     In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the nine-month and three-month periods ended June 30, 2004 and 2003. You should read this section in conjunction with our consolidated financial statements.

Overview of Business and Trend Information

     Our market focus is primarily the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. The products and services that we provide are known as integrated customer management systems, which we refer to as "Integrated Customer Management". Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as "Customer Care and Billing Systems", or "CC&B Systems". We refer to customer relationship management products included within CC&B Systems as "CRM" products. Our portfolio of products also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive implementation, system integration, system modification, ongoing support, system enhancement and maintenance services. In addition, we offer Managed Services, which include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     Our business is conducted on a global basis. We maintain five development facilities located in Israel, the United States, Cyprus, Ireland and Canada. Recently, we established a new development center in India. We expect this development center to grow and support the overall activity of our business worldwide, at comparatively lower operating costs.

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     We derive our revenue principally from:

     - the initial sales of our products and related services, including license fees and modification, implementation and integration services,

     - providing Managed Services and other related services for our solutions, and

     - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer, that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon installation and delivery, respectively. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry during the last two years, the market value, financial results and prospects, and capital spending levels of communications companies declined or degraded. The challenging environment in the communications industry significantly impacted our business. During the last two years, delays in customer buying decisions stemming from rigorous management of operating expenses and overall reductions in the capital investment budgets of many communications service providers led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under contracts with some of our customers. As a result of the market conditions during fiscal 2002 mentioned above, our revenue in the fiscal 2002 third quarter decreased by more than $75 million from the previous quarter. Revenue continued to decline in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. During calendar 2003, the market began to stabilize. As a result, we resumed sequential revenue growth in the second quarter of fiscal 2003. During the nine months ended June 30, 2004, communications service providers demonstrated a greater readiness to commit to new projects, although the market has not grown at the rate expected. While difficulties remain in the communications industry, we believe that, with the overall improvement of market conditions, we should achieve very modest sequential growth in the coming quarters.

     Our quarterly revenue for the last eleven quarters is summarized below (in millions):


                           Q1                  Q2                  Q3                  Q4
                    -----------------   -----------------   -----------------   -----------------
 Fiscal 2004            $   428.3            $   442.8           $   450.2                 NA

 Fiscal 2003            $   339.4            $   355.0           $   377.2          $   411.7

 Fiscal 2002            $   422.6            $   455.3           $   380.2          $   355.5

     Due to our heavy dependence on the communications industry and a limited number of significant customers, we can be adversely affected by consolidations of service providers and by bankruptcies or other business failures in that industry. The potential loss of a customer due to consolidation or failures in the communications industry could harm our business and might have a material adverse effect on our consolidated operating results and financial condition.

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of billing and CRM products, with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that demand for our CC&B Systems is driven by, among other key factors:

     -   the global penetration of communications service providers,

     - the emergence of new communications products and services, especially IP, data and content services,

     - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

     -   the ongoing consolidation within the communications industry,

     - the business needs of communications service providers to reduce costs and retain high value customers, and

     -   a shift from in-house management to vendor solutions.

     We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

     License and service revenue from the sale of CC&B Systems and Directory Systems includes revenue from Managed Services arrangements. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships. Revenue related to Managed Services agreements in the three months and nine months ended June 30, 2004 was approximately 40% of total revenue for such periods.


Results of Operations

     The following table sets forth for the nine months and three months ended June 30, 2004 and 2003 certain items in our consolidated statements of income reflected as a percentage of total revenue:




                                          Three months ended          Nine months ended
                                               June 30,                    June 30,
                                          -------------------         -----------------
                                           2004         2003           2004       2003
                                          ------       ------         ------     ------

Revenue:
  License ..........................         3.8%         3.0%           3.9%       4.8%
  Service ..........................        96.2         97.0           96.1       95.2
                                          ------       ------         ------     ------
                                           100.0        100.0          100.0      100.0
                                          ------       ------         ------     ------
Operating expenses:
  Cost of license ..................         0.3          0.4            0.3        0.4
  Cost of service ..................        62.9         61.1           63.1       60.4
  Research and development .........         7.0          7.9            7.0        8.3
  Selling, general and
    administrative .................        11.7         13.5           12.0       14.3
  Amortization of purchased
    intangible assets ..............         1.0          1.2            1.0        1.3
  Restructuring charges ............          --           --             --        0.9
                                          ------       ------         ------     ------
                                            82.9         84.1           83.4       85.6
                                          ------       ------         ------     ------
Operating income ...................        17.1         15.9           16.6       14.4
Interest income and other, net .....         0.0          0.9            0.2        1.2
                                          ------       ------         ------     ------
Income before income taxes .........        17.1         16.8           16.8       15.6
Income taxes .......................         3.8          4.2            3.7        3.9
                                          ------       ------         ------     ------
Net income .........................        13.3%        12.6%          13.1%      11.7%
                                          ======       ======         ======     ======


     NINE MONTHS ENDED JUNE 30, 2004 AND 2003

     The following is a tabular presentation of our results of operations for the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                    NINE MONTHS ENDED
                                         JUNE 30,          INCREASE (DECREASE)
                                ------------------------   -------------------
                                    2004         2003        AMOUNT        %
                                -----------   ----------   ----------    -----
                                             (in thousands)
                                -------------------------------------
Revenue:

   License ...................   $   52,026   $   51,176   $      850      1.7%

   Service ...................    1,269,251    1,020,392      248,859     24.4
                                 ----------   ----------   ----------

                                  1,321,277    1,071,568      249,709     23.3
                                 ----------   ----------   ----------

Operating expenses:

   Cost of license ...........        3,807        4,137         (330)    (8.0)

   Cost of service ...........      833,470      646,389      187,081     28.9

   Research and development ..       92,247       88,888        3,359      3.8

   Selling, general and
     administrative ..........      159,078      153,644        5,434      3.5

   Amortization of purchased
     intangible assets .......       13,423       14,303         (880)    (6.2)

   Restructuring charges .....         --          9,956       (9,956)   (100.0)
                                 ----------   ----------   ----------

                                  1,102,025      917,317      184,708     20.1
                                 ----------   ----------   ----------

Operating income .............      219,252      154,251       65,001     42.1

Interest income and other, net        2,899       12,432       (9,533)   (76.7)
                                 ----------   ----------   ----------

Income before income taxes ...      222,151      166,683       55,468     33.3

Income taxes .................       48,873       41,671        7,202     17.3
                                 ----------   ----------   ----------

Net income ...................   $  173,278   $  125,012   $   48,266     38.6%
                                 ==========   ==========   ==========

     REVENUE. The increase in total revenue in the nine months ended June 30, 2004 is due to an increase in service revenue as a result of the Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements in the nine months ended June 30, 2004 was approximately 40% of total revenue. The net revenue impact of the Managed Services agreements entered into during fiscal 2003, including the effect of the Certen acquisition, was approximately $208 million in the nine months ended June 30, 2004.

     Managed Services arrangements accounted for the majority part of the increase in revenue during the nine months ended June 30, 2004 and include only a small license revenue component, therefore, in the nine months ended June 30, 2004, such arrangements had the effect of decreasing license revenue, as a percentage of revenue, by 0.9% compared to the nine months ended June 30, 2003.

     License and service revenue from the sale of CC&B Systems was $1,144.7 million for the nine months ended June 30, 2004, an increase of $218.1 million, or 23.5%, over the nine months ended June 30, 2003. Approximately two-thirds of the increase is attributable to our acquisition of Certen in the fourth quarter of fiscal 2003, and the remainder is attributable to additional revenue from existing and new customers. License and service revenue from the sale of CC&B Systems represented 86.6% and 86.5% of our total revenue in the nine months ended June 30, 2004 and 2003, respectively. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions contributing to the increase in revenue in the nine months ended June 30, 2004.

      License and service revenue from the sale of Directory Systems was $176.6 million for the nine months ended June 30, 2004, an increase of $31.6 million, or 21.8%, over the nine months ended June 30, 2003. Approximately $59 million of the increase in Directory Systems revenue in the nine months ended June 30, 2004 was attributable to the Managed Services agreements. This revenue was partially offset by the completion of certain implementation projects that accounted for $27 million of revenue in the comparable period of fiscal 2003. License and service revenue from the sale of Directory Systems represented 13.4% and 13.5% of our total revenue in the nine months ended June 30, 2004 and 2003, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will remain relatively stable in fiscal 2004.

     In the nine months ended June 30, 2004, revenue from customers in North America, Europe and the rest of the world accounted for 66.8%, 26.4% and 6.8%, respectively, of total revenue compared to 61.1%, 30.2% and 8.7%, respectively, for the nine months ended June 30, 2003. Approximately 90.0% of the increase in revenue from customers in North America is attributable to Managed Services agreements, including the acquisition of Certen, which expanded our activity and revenue from customers in North America, and approximately 10.0% is attributable to the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe relative to customers in North America, as a percentage of revenue, resulted from the relatively greater growth in activity from customers in North America than in Europe during the nine months ended June 30, 2004. Revenue from customers in the rest of the world in absolute amount was relatively stable in the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the nine months ended June 30, 2004, cost of license, as a percentage of license revenue, was 7.3% compared to 8.1% in the nine months ended June 30, 2003.

     Cost of Service. The increase in cost of service in the nine months ended June 30, 2004 was 28.9%, which was higher than 23.3%, the increase in our total revenue in the nine months ended June 30, 2004, and resulted in a 2.6% decrease in our gross margin. Our gross margin was affected by the Managed Services agreements signed during fiscal 2003, which we expect to be less profitable in their initial period, and to a lesser extent, by the decrease, as a percentage of revenue, in our license revenue.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. We are currently focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are directed to our billing and CRM systems, and the remainder to directory, content, mediation, order management solutions and other activities. The increase in research and development expense was proportionally less than the increase in our total revenue. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the nine months ended June 30, 2004 was attributable to the overall increase in our operations, as well as to the increase in our selling and marketing efforts. The increase in selling, general and administrative expense in the nine months ended June 30, 2004 was 3.5%, which was proportionally less than the 23.3% increase in our total revenue.

     Restructuring Charges. The restructuring charge in the nine months ended June 30, 2003 consisted of the cost reduction program we implemented during the first quarter of fiscal 2003.

     Operating Income. The increase in operating income in the nine months ended June 30, 2004 resulted from the 23.3% increase in our total revenue, which was partially offset by the 2.6% decrease in our gross margin attributable to the relative low gross margin of our Managed Services projects in their early stages of implementation, and to the effect of the $10.0 million restructuring charge in the nine months ended June 30, 2003.

     Interest Income and Other, Net. The decrease in interest income and other, net, in the nine months ended June 30, 2004 is primarily attributable to the decline in interest rates on our short-term interest-bearing investments, which resulted from our decision to shorten the duration of our investments due to volatility in the interest rate environment, and was also affected by the decrease of interest income on debentures issued by Certen to us that was eliminated as a result of the Certen acquisition.

     Income Taxes. Our effective tax rate in the nine months ended June 30, 2004 was 22% compared to 25% in the nine months ended June 30, 2003. Our effective tax rate for fiscal year 2004 is expected to be approximately 22% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

     Net Income. The increase in net income in the nine months ended June 30, 2004 is attributable to the 23.3% increase in our total revenue and to the effect of the $10.0 million restructuring charge in the nine months ended June 30, 2003. The increase was partially offset by the 2.6% decrease in our gross margin attributable to the relative low gross margin of our Managed Services projects in their early stages of implementation.

     Diluted Earnings Per Share. Diluted earnings per share were $0.80 for the nine months ended June 30, 2004, compared to $0.57 in the nine months ended June 30, 2003.

     THREE MONTHS ENDED JUNE 30, 2004 AND 2003

     The following is a tabular presentation of our results of operations for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                         THREE MONTHS ENDED
                                              JUNE 30,        INCREASE (DECREASE)
                                        -------------------   ------------------
                                          2004       2003      AMOUNT        %
                                        --------   --------   --------      ----
                                                (in thousands)
                                        ------------------------------
Revenue:

   License ..........................   $ 17,298   $ 11,491   $  5,807      50.5%

   Service ..........................    432,926    365,677     67,249      18.4
                                        --------   --------   --------

                                         450,224    377,168     73,056      19.4
                                        --------   --------   --------

Operating expenses:

   Cost of license ..................      1,448      1,455         (7)     (0.5)

   Cost of service ..................    283,109    230,323     52,786      22.9

   Research and development .........     31,665     29,941      1,724       5.8

   Selling, general and
     administrative .................     52,745     50,943      1,802       3.5

   Amortization of purchased
     intangible assets ..............      4,558      4,524         34       0.8
                                        --------   --------   --------

                                         373,525    317,186     56,339      17.8
                                        --------   --------   --------

Operating income ....................     76,699     59,982     16,717      27.9

Interest income and other, net ......        121      3,269     (3,148)    (96.3)
                                        --------   --------   --------

Income before income taxes ..........     76,820     63,251     13,569      21.5

Income taxes ........................     16,900     15,813      1,087       6.9
                                        --------   --------   --------

Net income ..........................   $ 59,920   $ 47,438   $ 12,482      26.3%
                                        ========   ========   ========

     REVENUE. The increase in total revenue in the three months ended June 30, 2004 is due primarily to an increase in service revenue as a result of Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements in the three months ended June 30, 2004 was approximately 40% of total revenue. The net revenue impact of the Managed Services agreements entered into during fiscal 2003, including the effect of the Certen acquisition, was approximately $58 million in the three months ended June 30, 2004.

     License revenue in the three months ended June 30, 2004 increased compared to the three months ended June 30, 2003, as a result of new contracts that we obtained from new and existing customers during fiscal 2004.

     License and service revenue from the sale of CC&B Systems was $388.0 million for the three months ended June 30, 2004, an increase of $65.9 million, or 20.4%, over the three months ended June 30, 2003. Approximately two-thirds of the increase is attributable to our acquisition of Certen in the fourth quarter of fiscal 2003, and the remainder is attributable to additional revenue from existing and new customers. License and service revenue from the sale of CC&B Systems represented 86.2% and 85.4% of our total revenue in the three months ended June 30, 2004 and 2003, respectively. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions contributing for the increase in revenue in the third quarter of fiscal 2004.

      License and service revenue from the sale of Directory Systems was $62.2 million for the three months ended June 30, 2004, an increase of $7.2 million, or 13.1%, over the three months ended June 30, 2003. Approximately $15 million of the increase in Directory Systems revenue in the three months ended June 30,

2004 was attributable to the Managed Services agreements. This revenue was partially offset by the completion of certain implementation projects that accounted for $8 million of revenue in the comparable period of fiscal 2003. License and service revenue from the sale of Directory Systems represented 13.8% and 14.6% of our total revenue in the three months ended June 30, 2004 and 2003, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will remain relatively stable in fiscal 2004.

     In the three months ended June 30, 2004, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%, 26.1% and 8.0%, respectively, of total revenue compared to 62.9%, 28.1% and 9.0%, respectively, for the three months ended June 30, 2003. Approximately 95.0% of the increase in revenue from customers in North America is attributable to Managed Services agreements, including the acquisition of Certen, which expanded our activity and revenue from customers in North America, and approximately 5.0% to the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe relative to customers in North America, as a percentage of revenue, resulted from the relatively greater growth in activity from customers in North America than in Europe during the three months ended June 30, 2004. Revenue from customers in the rest of the world in absolute amount was relatively stable in the three months ended June 30, 2004 compared to the three months ended June 30, 2003.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended June 30, 2004, cost of license, as a percentage of license revenue, was 8.4%, compared to 12.7% in the three months ended June 30, 2003.

     Cost of Service. The increase in cost of service in the three months ended June 30, 2004 was 22.9%, which was higher than 19.4%, the increase in our total revenue in the three months ended June 30, 2004, and resulted in a 1.7% decrease in our gross margin. Our gross margin was affected by the Managed Services agreements signed during fiscal 2003, which we expect to be less profitable in their initial period.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. We are currently focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are directed to our billing and CRM systems, and the remainder to directory, content, mediation and order management solutions. The increase in research and development expense was proportionally less than the increase in our total revenue. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the three months ended June 30, 2004 was attributable to overall increase in our operations, as well as to the increase in our selling and marketing efforts. The increase in selling, general and administrative expense in the three months ended June 30, 2004 was 3.5%, which was proportionally less than the 19.4% increase in our total revenue.

     Operating Income. The increase in operating income in the three months ended June 30, 2004 resulted from the 19.4% increase in our total revenue, partially offset by the 1.7% decrease in our gross margin attributable to the relative low gross margin of our Managed Services projects in their early stages of implementation.

     Interest Income and Other, Net. The decrease in interest income and other, net, in the three months ended June 30, 2004 is primarily attributable to the decline in interest rates on our short-term interest-bearing investments, which resulted from our decision to shorten the duration of our investments due to volatility in the interest rate environment, and was also affected by the decrease resulted from the interest income on debentures issued by Certen to us that was eliminated as a result of the Certen acquisition.

     Income Taxes. Our effective tax rate in the three months ended June 30, 2004 was 22% compared to 25% in the three months ended June 30, 2003. Our effective tax rate for fiscal year 2004 is expected to be approximately 22% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

     Net Income. The increase in net income is attributable to the 19.4% increase in our total revenue, which was partially offset by the 1.7% decrease in our gross margin attributable to the relative low gross margin of our Managed Services projects in their early stages of implementation in the three months ended June 30, 2004.

     Diluted Earnings Per Share. Diluted earnings per share were $0.28 for the three months ended June 30, 2004, compared to $0.21 in the three months ended June 30, 2003.

Liquidity and Capital Resources

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,228.3 million as of June 30, 2004, compared to $1,290.9 million as of September 30, 2003. The decrease is attributable to the use of approximately $395.1 million to repurchase 2% Convertible Notes due June 1, 2008 (the "2% Notes") as described below, the use of $170.1 million to repurchase ordinary shares sold short by purchasers of the 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") in negotiated transactions concurrently with the sale of the 0.50% Notes, and the use of an additional $137.4 million to repurchase our ordinary shares pursuant to our share repurchase program and in connection with our acquisition of XACCT, which was partially offset by the net proceeds from the issuance of $450.0 million of 0.50% Notes in March 2004 and positive cash flows from operations. Net cash provided by operating activities amounted to $257.7 million and $284.0 million for the nine months ended June 30, 2004 and 2003, respectively. Although net income before depreciation and amortization increased in the nine months ended June 30, 2004, cash flows from operations decreased, due primarily to increases in accounts receivable. We currently intend to retain our future operating cash flows to support the further expansion of our business, including investments related to new Managed Services projects and acquisitions. We also may use a portion of our cash balances for future repurchases of our outstanding securities.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     On June 1, 2004, we completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require us to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, we had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. We elected to pay for the 2% Notes solely with cash. We accepted for payment $395.1 million principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered $344,000 principal amount of 2% Notes will remain as our obligations due June 1, 2008, in accordance with their terms. As of June 30, 2004, $0.3 million and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively.

     On July 28, 2004 we announced that our board of directors had extended our share repurchase program by authorizing the repurchase of up to $100.0 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices considered appropriate by us. As of August 10, 2004, we had repurchased 2,218,500 ordinary shares under this repurchase program, for an aggregate purchase price of 46.8 million.

     As of June 30, 2004, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $0.9 million of loans was outstanding. In addition, as of June 30, 2004 we had outstanding letters of credit and bank guarantees from various banks totaling $13.6 million.

     As of June 30, 2004, we had outstanding long-term obligations of $28.4 million in connection with leasing arrangements.

     We have contractual obligations for our convertible notes, financing arrangements, capital leases and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for the year ended September 30, 2003. There have been no material changes in contractual obligations outside the ordinary course of our business since September 30, 2003, with the exception of the issuance of our 0.50% Notes in March 2004 and the repurchase of the 2% Notes in June 2004, as discussed above.

     Our capital expenditures were approximately $33.5 million in the nine months ended June 30, 2004. Approximately 85% of these expenditures consisted of purchases of computer equipment and, the remainder, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

 Currency Fluctuations

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout Amdocs' group.

     During the nine months ended June 30, 2004, our revenue and operating expenses (excluding acquisition-related charges) in U.S. dollars or linked to the U.S. dollar decreased compared to fiscal 2003, from 80% to 70% and from 60% to 50%, respectively, primarily as a result of the acquisition of Certen Inc., the majority of whose business is in Canadian dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, we expect that the percentage of our revenue and operating expenses in U.S. dollars or linked to the U.S. dollar will decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II  OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.


(b)      Issuer Purchases of Equity Securities

         The following table provides information about purchases by the Company and its affiliated purchasers during the quarter ended June 30, 2004 of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act:

                      ISSUER PURCHASES OF EQUITY SECURITIES
Ordinary Shares

                                    (a)                  (b)                  (c)                      (d)
                                                                                                MAXIMUM NUMBER (OR
                                                                        TOTAL NUMBER OF         APPROXIMATE DOLLAR
                                                                       SHARES (OR UNITS)       VALUE) OF SHARES (OR
                                                                       PURCHASED AS PART       UNITS) THAT MAY YET
                               TOTAL NUMBER OF       AVERAGE PRICE        OF PUBLICLY           BE PURCHASED UNDER
                              SHARES (OR UNITS)      PAID PER SHARE    ANNOUNCED PLANS OR      THE PLANS OR PROGRAMS
PERIOD                            PURCHASED            (OR UNIT)            PROGRAMS                 (1) (2)
-------------------------   ---------------------   ---------------    ------------------      ---------------------
04/01/04-04/30/04                        --               --                       --                 10,100

05/01/04-05/31/04                        --               --                       --                 10,100

06/01/04-06/30/04                        --               --                       --                 10,100
                            ---------------------                      ------------------
Total                                    --                                        --                 10,100

(1) On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to five million ordinary shares during fiscal 2004. The authorization permits the Company to purchase ordinary shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. The Company had repurchased through open market purchases 4,989,900 ordinary shares under this repurchase program through December 31, 2003, with 10,100 shares available for repurchase pursuant to the board authorization for the program. No share repurchases under this program were made in the six months ended June 30, 2004.

(2) On July 28, 2004 the Company announced that its board of directors had extended the Company's share repurchase program by authorizing the repurchase of up to $100.0 million of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices considered appropriate by the Company. As of August 10, 2004, the Company had repurchased 2,218,500 ordinary shares under this repurchase program, for an aggregate purchase price of $46.8 million.

Convertible Notes

                                     (a)                  (b)                  (c)                     (d)
                                                     AVERAGE PRICE       TOTAL NUMBER OF        MAXIMUM NUMBER (OR
                                                       PAID PER        PRINCIPAL AMOUNT OF      APPROXIMATE DOLLAR
                                                        $1,000         CONVERTIBLE NOTES       VALUE) OF PRINCIPAL
                               TOTAL PRINCIPAL         PRINCIPAL        PURCHASED AS PART      AMOUNT OF CONVERTIBLE
                                  AMOUNT OF            AMOUNT OF           OF PUBLICLY         NOTES THAT MAY YET BE
                              CONVERTIBLE NOTES      CONVERTIBLE       ANNOUNCED PLANS OR       PURCHASED UNDER THE
PERIOD                             PURCHASED            NOTES               PROGRAMS           PLANS OR PROGRAMS (1)
-----------------              ---------------       -------------     -------------------     ---------------------
04/01/04-04/30/04                $          --                 --                 --             $   395,454,000

05/01/04-05/31/04                           --                 --                 --                 395,454,000

06/01/04-06/30/04                  395,110,000            $ 1,000         395,110,000                    344,000
                                 -------------                          -------------

Total                            $ 395,110,000            $ 1,000       $ 395,110,000            $       344,000

(1) On June 1, 2004, the Company completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require the Company to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, the Company had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. The Company elected to pay for the 2% Notes solely with cash. The Company accepted for payment $395.1 million principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered 2% Notes remain as the Company's obligations due June 1, 2008, in accordance with their terms. Subsequent to June 30, 2004, the Company purchased an additional $72,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $71,640.

ITEM 2.  REPORTS ON FORM 6-K

(a)      Reports on Form 6-K

         The Company filed the following report on Form 6-K during the three months ended June 30, 2004:

(1)      Form 6-K dated June 10, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMDOCS LIMITED

                                            /s/ Thomas G. O'Brien
                                            ------------------------------
                                            Thomas G. O'Brien
                                            Treasurer and Secretary
                                            Authorized U.S. Representative


Date: August 12, 2004

                                 EXHIBIT INDEX


EXHIBIT NO.                    DESCRIPTION
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  99.1        Amdocs Limited Press Release dated July 21, 2004.